Exhibit 99.1

ANNUAL GENERAL MEETING 2 0 1 9

INVITATION

TO THE ANNUAL GENERAL MEETING

on 16 May 2019,

Fresenius Medical Care AG & Co. KGaA

Hof an der Saale

ISIN: DE0005785802 // Securities Identification No.: 578580

ISIN: DE000A2TSV87 // Securities Identification No.: A2TSV8

ISIN: US3580291066 // CUSIP: 358029106

Fresenius Medical Care is the world’s leading provider of dialysis products and services. We care for people with chronic kidney failure, of whom around 3.4 million worldwide depend on dialysis treatment.

Thanks to our decades of experience in dialysis, our innovative research and our value-based care approach, we can help them to enjoy the very best quality of life.

*constant currency

SELECTED KEY FIGURES
in M€

	2018	2017	Change
Operating income (EBIT)	3,038	2,362	33	% cc
Operating income (EBIT) on a comparable basis (6)	2,346	2,278	6	% cc
Net cash provided by (used in) operating activities	2,062	2,192	(6)%
Free cash flow (8)	1,059	1,351	(22)%
Capital expenditures, net	(1,003)	(841)	19%
Acquisitions and investments (excluding investments in securities), net	1,088	(397)	—
Operating income margin on a comparable basis (6) in %	14.2	13.6
Return on invested capital (ROIC) (9) in %	12.4	8.6
Equity ratio (equity/total assets) (10) in %	49.2	45.1

cc = constant currency

(1) Full-time equivalents.

(2) Revenue 2018: 16,547 (- 2 % cc compared to 2017).

(3) 2017 adjusted for the effect of IFRS 15 implementation and the contribution of Sound Physicians in H2 2017.

(4) Net income 2018: 1,982 (+ 60 % cc compared to 2017).

(5) Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA.

(6) Adjusted for the contribution of Sound Physicians in H2 2017 and in 2018 for the gain related to divestitures of Care Coordination activities, the 2018 FCPA-related charge and contributions to the opposition to the ballot initiatives in the U.S.

(7) 2018: Proposal to be approved by the Annual General Meeting on May 16, 2019.

(8) Net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments.

(9) See calculation in the Group Management Report, chapter “Overview about the Group”, section “Performance management system”.

(10) As of December 31 of the respective year.

CONTENT

04	LETTER TO THE SHAREHOLDERS

08	INVITATION

09	AGENDA
09	1. Resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2018
09

2. Resolution on the allocation of distributable profit

3. Resolution on the approval of the actions of the General Partner for fiscal year 2018

4. Resolution on the approval of the actions of the Supervisory Board for fiscal year 2018

5. Election of the auditor and consolidated group auditor as well as the auditors for the potential review of the first half year financial report and other interim financial information

6. Elections to the Supervisory Board

10
10
10

11

14	RELEVANT PERSONAL DETAILS AND FURTHER INFORMATION ON THE CANDIDATES FOR ELECTION TO THE SUPERVISORY BOARD PROPOSED UNDER AGENDA ITEM 6

17	FURTHER INFORMATION REGARDING THE CONVENING OF THE ANNUAL GENERAL MEETING

17	Total number of shares and voting rights
17	Participation in the General Meeting and exercise of the voting rights
18	Significance of the Evidence Date
18	Proxy voting procedure
19	Procedure regarding Company-named proxies acting on shareholders’ voting instructions
20	Electronic transmission of powers of attorney and instructions,revocation of powers of attorney and proof of authorization
20	Further information on the proxy voting procedure
20	Rights of shareholders pursuant to section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG
23	Availability of documents
24	Audio and video broadcast

25	INFORMATION FOR HOLDERS OF AMERICAN DEPOSITARY RECEIPTS

26	PRIVACY NOTICE

DEAR SHAREHOLDERS, LADIES AND GENTLEMEN

The past year was an eventful one. We opened our first dialysis centers in China. We also sold our majority interest in the u.s. company Sound Physicians to streamline our “Care Coordination” business. With our equity interest in Humacyte, a biotech company that develops blood vessels using adult human cells to improve vascular access, we continued to invest in Fresenius Medical Care’s future. These are just a few examples of the key projects initiated by Fresenius Medical Care in the past year.

2018 was also a year in which we were unable to fully meet our expectations. In the course of the past year, we had to adjust the ambitious targets we had initially set ourselves. There were many different reasons for this. In Europe, for example, we did not win as many public tenders as we had expected. In the u.s. we had a drop in the number of dialysis treatments of commercially insured patients. In addition, our business was affected by hyperinflation in Argentina.

Fresenius Medical Care generated revenue of 16.55 billion euros in the past fiscal year, down two percent on 2017 at constant currency. This is primarily attributable to the sale of Sound Physicians. On a comparable basis, revenue increased by four percent at constant currency in 2018. Net income attributable to the shareholders of Fresenius Medical Care rose by 60 percent at constant currency to 1.98 billion euros in fiscal year 2018. On a comparable basis, net income increased by 14 percent.

The second phase of our Global Efficiency Program also had the desired impact. In this respect, we are actually ahead of schedule. We have also prepared measures to further optimize the cost structure of Fresenius Medical Care. In the current year, we will invest around 100 million euros in the u.s. services business, with a positive contribution to earnings expected as early as 2020.

Dear shareholders, we want you to participate in our success once again this year and will therefore propose a dividend of 1.17 euros at our Annual General Meeting in May — up a further ten percent on the previous year. This would be the 22nd consecutive dividend increase. We have also initiated a share buyback program with a volume of up to one billion euros, which is set to run for two years. In addition, the entire Management Board of Fresenius Medical Care has decided to invest a portion of their compensation for fiscal year 2018 in Company shares in order to demonstrate our commitment to the future of the Company.

Let us look further into the future: The trends and drivers affecting our growth are still intact. We want to continuously get better every day — not just for ourselves, but above all for the steadily growing number of patients worldwide. Our aspiration is to offer vital added value to these patients and to health care systems all around the world. This is the only way to achieve sustainable growth in our business.

One of the key pillars of this growth is addressing our patients’ changing needs. Many patients would rather be treated at home so that they can lead a life as normal as possible instead of receiving regular treatment at a dialysis clinic for several hours, several days a week. We see this as an opportunity that we intend to seize.

RICE POWELL Chief Executive Officer and Chairman of the Management Board

By acquiring NxStage, we are expanding our product portfolio with an innovative technology for home dialysis. This will enable us to offer our patients greater flexibility and more individual treatment, boosting satisfaction and thus leading to better treatment outcomes. Between now and 2022, we intend to increase the share of home dialysis treatments in the u.s. from the current level of 12 percent to at least 15 percent.

We also see additional growth potential in under-served markets. Our aim is to facilitate patients’ access to dialysis services through investments, thereby opening up growth markets for the Company. Among other things, we are pressing ahead with the expansion of our business in China. We already acquired several renal focused hospitals and dialysis centers there in 2018. Over the next five years, we intend to open at least 100 dialysis centers in this interesting market. We also offer dialysis products developed specifically for patients’ needs in rapidly growing developing economies as another means of further expanding our business in these growth markets.

As well as enhancing our existing portfolio, we are looking at promising medical technologies that are still at the very beginning of their development. One example is regenerative medicine. To ensure that our patients always receive the best care, in 2018 we acquired an equity interest in Humacyte, a company that produces human acellular blood vessels. Following product approval, we will be able to offer our patients innovative vascular access with improved safety and longer durability. We are extremely committed to pursuing this and other pioneering projects in the field of regenerative medicine.

We are also systematically developing our holistic, value-based, coordinated care approach. In the u.s., for example, we are taking responsibility for the overall physical wellbeing of an increasing number of patients, and not just their dialysis treatment. We see this as a way for many markets to ensure

We will propose
a dividend of €1.17
at our Annual General
Meeting in May — up
a further 10 % on the
previous year. This
would be the 22nd
consecutive dividend
increase.

With our cost
optimization program,
we will invest around
€100 m in the u.s.
services business in the
current year.

Between now and
2022, we intend to
increase the share of
home dialysis treatments
in the u.s. from
the current level of
12 to at least 15%

high-quality care for their patients in the future despite rising costs in the health care system. Our expertise and experience make us the ideal partner.

As you can see, we have ambitious long-term plans. Fresenius Medical Care will continue to grow. 2019 will be a year of new beginnings. We will work to leverage the opportunities in high-growth areas more effectively and, above all, more quickly. In 2019, we will work together to set the course for Fresenius Medical Care’s continued success in the future.

I would like to conclude by thanking all of the employees of Fresenius Medical Care around the world. I am proud of their motivation, the care they provide to our more than 330,000 patients, and their dedication to our Company. They are a perfect illustration of what makes Fresenius Medical Care so special: our unyielding commitment to our patients’ welfare.

Yours

/s/ Rice Powell
RICE POWELL
Chief Executive Officer and Chairman of the Management Board

INVITATION TO THE ANNUAL GENERAL MEETING

FRESENIUS MEDICAL CARE AG & CO. KGAA, HOF AN DER SAALE

ISIN: DE0005785802 // Securities Identification No.: 578580

ISIN: DE000A2TSV87 // Securities Identification No.: A2TSV8

ISIN: US3580291066 // CUSIP: 358029106

We hereby invite our shareholders to the Annual General Meeting to be held on Thursday, 16 May 2019, at 10:00 a.m. at the Congress Center Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany.

I. AGENDA

1.              Presentation of the annual financial statements and consolidated group financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group, the explanatory report by the General Partner on the information pursuant to sections 289a (1), 315a (1) of the German Commercial Code (Handels-gesetzbuch - HGB) and the report by the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2018; resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2018

The Supervisory Board endorsed the annual financial statements and the consolidated group financial statements drawn up by the General Partner according to section 171 German Stock Corporation Act (Aktiengesetz — AktG). According to section 286 (1) AktG, the annual financial statements are to be submitted for approval by the General Meeting; the other aforementioned documents are to be made accessible to the General Meeting without requiring the passing of any additional resolution.

The General Partner and the Supervisory Board propose that the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2018 as presented, showing a profit of EUR 3,654,879,668.80 be approved.

2.              Resolution on the allocation of distributable profit

The General Partner and the Supervisory Board propose to allocate the profit shown in the annual financial statements in the amount of EUR 3,654,879,668.80 for fiscal year 2018 as follows:

Payment of a dividend of EUR 1.17 for each of the 306,878,701 shares entitled to a dividend	EUR	359,048,080.17
Profit carried forward to new account	EUR	3,295,831,588.63
Distributable profit	EUR	3,654,879,668.80

The proposal on the allocation of distributable profit reflects the 999,951 treasury shares that were directly held by the Company on the date of the preparation of the annual financial statements and that are not entitled to a dividend pursuant to section 71b AktG. Should there be any change in the number of shares entitled to a dividend for fiscal year 2018 before the date of the Annual General Meeting, the above proposal will be amended accordingly and presented at the Annual General Meeting, with an unchanged dividend of EUR 1.17 for each share entitled to a dividend as well as accordingly amended amounts for the dividend sum and the profit carried forward to new account.

The dividend is due on 21 May 2019.

3.              Resolution on the approval of the actions of the General Partner for fiscal year 2018

The General Partner and the Supervisory Board propose the approval of the actions of the General Partner of the Company during fiscal year 2018.

4.              Resolution on the approval of the actions of the Supervisory Board for fiscal year 2018

The General Partner and the Supervisory Board propose the approval of the actions of the members of the Supervisory Board of the Company during fiscal year 2018.

5.              Election of the auditor and consolidated group auditor as well as the auditors for the potential review of the first half year financial report and other interim financial information

The Supervisory Board, based on the recommendation of its Audit and Corporate Governance Committee (Prüfungs- und Corporate-Governance-Ausschuss), proposes the election of

a)             KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, as auditor and consolidated group auditor for fiscal year 2019 and as auditor for the potential review of the first half year financial report and other interim financial information for fiscal year 2019

and

b)             PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, as auditor for the potential review of interim financial information for fiscal year 2020 that is prepared prior to the Annual General Meeting 2020.

The Audit and Corporate Governance Committee stated that its recommendation is free from influence by a third party and that no clause restricting the choice in the meaning of Article 16 (6) of the EU Statutory Audit Regulation (Regulation (EU) No 537/2014) has been imposed upon it.

6.              Elections to the Supervisory Board

According to sections 278 (3), 96 (1), 101 (1) AktG and Article 8 (1) of the Articles of Association of the Company, the Supervisory Board consists of six members who are elected by the General Meeting in accordance with the provisions of the German Stock Corporation Act.

The former chairman of the Supervisory Board, Dr. Gerd Krick, resigned from his office as a member and chairman of the Supervisory Board after the Annual General Meeting held on 17 May 2018. As a consequence of Dr. Krick’s resignation, one seat on the Supervisory Board became vacant.

On 29 October 2018, Professor Dr. Gregor Zünd was appointed on request by the Chairman of the Supervisory Board as a member of the Supervisory Board by decision of the Local Court in Hof. As requested by the Company, the Court has temporally restricted the term of Professor Dr. Zünd’s appointment until the conclusion of the General Meeting following the appointment by the Court. Professor Dr. Zünd shall now be elected by the General Meeting as a member of the Supervisory Board.

With effect as of 1 November 2018, Ms. Deborah Doyle McWhinney resigned from her office as a member of the Supervisory Board. As a consequence of this resignation, one seat on the Supervisory Board is currently vacant. As the successor to Ms. McWhinney, Dr. Dorothea Wenzel shall be elected by the General Meeting as a member of the Supervisory Board.

According to Article 8 (3) of the Articles of Association of the Company, the following applies: If a member elected by the General Meeting withdraws from the Supervisory Board before the expiration of his term of office, a new election shall be held in the next General Meeting with the proviso that the newly elected member shall hold office for the remaining term of office of the withdrawing member. Since the terms of office of Dr. Krick and Ms. McWhinney would have ended effective as of the end of the General Meeting which resolves on the discharge for fiscal year 2020, the terms of office of Professor Dr. Zünd and Dr. Wenzel shall also end at that time.

Against this background, the Supervisory Board proposes for election as members to the Supervisory Board of the Company

a)             Professor Dr. Gregor Zünd, President of the Hospital Executive Board (CEO) of the University Hospital Zurich, residing in Herrliberg, Switzerland,

and

b)             Dr. Dorothea Wenzel, Executive Vice President and Head of the Global Business Unit Surface Solutions at Merck KGaA, Darmstadt, Germany, residing in Darmstadt, Germany,

with effect as from the end of the Annual General Meeting held on 16 May 2019 and until the end of the General Meeting which resolves on the discharge for fiscal year 2020.

In accordance with Number 5.4.3 sentence 1 German Corporate Governance Code, it is intended to elect the candidates individually.

The election proposals of the Supervisory Board are based on the recommendation of the Supervisory Board’s Nomination Committee and take into account the fulfilment of the profile of skills and expertise for the entire body as prepared by the Supervisory Board. The status of implementation of the profile of skills and expertise is published in the Corporate Governance Report and in the Declaration on Corporate Governance for fiscal year 2018. The profile of skills and expertise, the Corporate Governance Report and the Declaration on Corporate Governance will be made available to the General Meeting and can also be accessed on the Company’s website as rom the day of the convocation of the Annual General Meeting at www.freseniusmedicalcare.com/en/agm/.

The Supervisory Board has ascertained that the proposed candidates are each able to devote the expected amount of time required for service on the Supervisory Board.

Professor Dr. Zünd already is a member of the Supervisory Board of the Company. It is the Supervisory Board’s assessment that, in all other respects, neither he nor Dr. Wenzel has any personal or business relations with the enterprise, the corporate bodies of the Company or a shareholder holding a material interest in the Company which an objective shareholder would consider material for his decision on the election in the meaning of Number 5.4.1 paras. 6 to 8 German Corporate Governance Code. Further, it is the Supervisory Board’s assessment that both Professor Dr. Zünd and Dr. Wenzel are also independent in the meaning of Number 5.4.2 German Corporate Governance Code.

Further information on this agenda item, in particular CVs of the candidates as well as the information according to section 125 (1) sentence 5 AktG, is set out under Section II. subsequent to the agenda.

Corresponding information will be available as from the day of the convening of the Annual General Meeting on the Company’s website at www.freseniusmedicalcare.com/en/agm/.

II. RELEVANT PERSONAL DETAILS AND FURTHER INFORMATION ON THE CANDIDATES FOR ELECTION TO THE SUPERVISORY BOARD PROPOSED UNDER AGENDA ITEM 6

Nationality: Swiss Year of birth: 1959

Professional background

Since April 2016	President of the Hospital Executive Board (CEO) of the University Hospital Zurich
2008 – 2016	Director of Research & Education and Member of the Hospital Executive Board of the University Hospital Zurich
2005 – 2016	Managing Director of the Center for Clinical Research of the University Hospital Zurich
2001 – 2016	Head of Surgical Research, Division of Surgical Research of the University Hospital Zurich
1989 – 2001	Various positions as assistant physician and senior physician at the cantonal hospitals Aarau and Obwalden, Harvard Medical School, USA, and the University Hospital Zurich

Education and academic career

2006	Professor ad personam (Extraordinarius) for Surgery, University of Zurich
2004	Titular professor, University of Zurich
1997	Habilitation, University of Zurich
1987	Scientific dissertation, University of Bern
1979 – 1987	Studies of Medicine at University of Bern

Memberships in other domestic supervisory boards to be formed by law

None

Memberships in comparable domestic or foreign supervisory bodies of commercial enterprises

None

Nationality: German Year of birth: 1969

Professional background

Since 2019	Executive Vice President and Head of the Global Business Unit Surface Solutions at Merck KGaA, Darmstadt, Germany
2018	Executive Vice President and Head of Controlling & Strategy Performance Materials at Merck KGaA, Darmstadt, Germany
2004 – 2018	Various global leadership positions in the units Franchise Fertility, Healthcare and Finance at Merck KGaA, Darmstadt, Germany, and at Merck Serono S.A., Switzerland
2004	Head of Cooperations & Strategy, AXA Kranken-versicherung AG
2003	Member of the Staff of the Committee for the Sustain-ability of the Financing of the Social Security Systems (Rürup Committee) of the Federal Ministry of Health, responsible for Health Insurance
2000 – 2003	Head of Corporate Finance and Business Development at Medvantis Holding AG
1995 – 2000	Consultant and Engagement Manager at McKinsey & Company

Education and academic career

1997 – 1998	Doctorate in Health Economics, Macroeconomics, Technical University of Darmstadt
1998	Visiting Fellow at the Department of Health Policy, Harvard University, USA
1994	Visiting Student at the Haas School of Business, University of California, Berkeley, USA
1988 – 1994	Diploma in Business Informatics, Technical University of Darmstadt

Memberships in other domestic supervisory boards to be formed by law

None

Memberships in comparable domestic or foreign supervisory bodies of commercial enterprises

None

III. FURTHER INFORMATION REGARDING THE CONVENING OF THE ANNUAL GENERAL MEETING

Total number of shares and voting rights

At the time of the convening of the Annual General Meeting, the share capital of the Company is composed of 307,907,293 non-par value shares and consists solely of bearer shares, of which each share grants one vote. Therefore, the total number of voting rights at the time of the convening of the Annual General Meeting amounts to 307,907,293 voting rights. Treasury shares do not entitle the Company to any voting rights.

Participation in the General Meeting and exercise of the voting rights

Only those shareholders who have registered with the Company in text form in the German or the English language by the end of 9 May 2019 (24:00 hours Central European Summer Time — CEST), at the latest at the following address

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: + 49 (0)89 30903-74675

E-Mail: anmeldestelle@computershare.de

and who have provided the Company with evidence of their entitlement to attend the General Meeting are entitled to participate and vote in the Annual General Meeting. As evidence of their entitlement to attend the General Meeting and to exercise their voting right, shareholders must, by the end of 9 May 2019 (24:00 hours CEST), at the latest, provide evidence of their shareholding issued by their depositary bank in text form in the German or English language to the aforementioned address referring to the beginning of 25 April 2019 (00:00 hours CEST) (“Evidence Date”).

Significance of the Evidence Date

As regards the participation in the General Meeting and the exercise of the voting right only such persons qualify as shareholders of the Company who have provided evidence of their shareholding. The right of participation and the extent of the voting rights are solely determined by the shareholding on the Evidence Date. The Evidence Date is not accompanied by a lock on the sale of shares. Even in case of a complete or partial sale of the shareholding after the Evidence Date, this has no effect on the entitlement to participate and on the voting right. This also applies accordingly to the acquisition of shares after the Evidence Date. Persons who do not hold shares on the Evidence Date and become shareholders only thereafter are entitled to participate and vote for the shares held by them only to the extent that they are authorized by proxy or otherwise authorized to exercise rights. However, the Evidence Date has no significance for the entitlement to a dividend as this entitlement only depends on the shareholder status on the day of the resolution on the distribution of profits by the Annual General Meeting.

Proxy voting procedure

Shareholders may also have their voting rights in the Annual General Meeting exercised by a proxy, e.g. the depositary bank, an association of shareholders or another person of their choice. If the shareholder authorizes more than one person, the Company can reject one or more of such persons. The issue of the proxy, its revocation and the evidence of authorization to be presented to the Company require the text form; financial institutions, shareholders’ associations and persons and institutions equated thereto according to sections 135 (8) AktG and 135 (10) AktG in connection with section 125 (5) AktG may — to the extent powers of attorney are issued to them — provide for deviating provisions.

The evidence of the appointment of an authorized person may either be presented at the entrance to the meeting venue of the General Meeting on the day of the General Meeting or be submitted in advance to the following address:

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: + 49 (0)89 30903-74675

E-Mail: freseniusmedicalcare.hv@computershare.de

In case the proxy or the evidence of the appointment of an authorized person is submitted to the Company in advance to the postal address, fax number or e-mail address stated above, we may for organizational reasons ask for a corresponding submission by 15 May 2019 (24:00 hours CEST).

Procedure regarding Company-named proxies acting on shareholders’ voting instructions

The Company offers that shareholders may issue powers of attorney to proxies named by the Company who are bound to shareholders’ voting instructions. Such persons are employees of the Company or of an affiliated company who vote on the respective items of the agenda on the basis of powers of attorney by shareholders and in accordance with the instructions issued by them. The proxies named by the Company must, for this purpose, be issued powers of attorney in text form as well as express and unambiguous instructions for the exercise of the voting right. The proxies named by the Company are obligated to vote in accordance with the instructions. They cannot exercise the voting rights at their own discretion. To the extent there is no express and unambiguous instruction, the proxies named by the Company will abstain from voting on the respective voting matter.

Powers of attorney including voting instructions for the proxies named by the Company may already be submitted to the Company prior to the General Meeting. In this case, powers of attorney and voting instructions must be received by the Company for organizational reasons by 15 May 2019 (24:00 CEST) at the following address:

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: + 49 (0)89 30903-74675

E-Mail: freseniusmedicalcare.hv@computershare.de

Irrespective of the above, shareholders may issue powers of attorney and voting instructions to proxies named by the Company during the General Meeting until the commencement of the casting of the votes.

Electronic transmission of powers of attorney and instructions, revocation of powers of attorney and proof of authorization

Powers of attorney and instructions, the revocation of powers of attorney and proof of authorization can — subject to technical availability — also be transmitted electronically to the Company via an Internet-based authorization and instruction system. This system is accessible to shareholders on the Company’s website at www.freseniusmedicalcare.com/en/agm/. Further information on the use of this system and time limits can be found at the link provided.

Further information on the proxy voting procedure

The shareholders shall receive forms for powers of attorney and for voting instructions as well as further information regarding the issuing of powers of attorney together with the admission ticket.

Timely registration and evidence of the shareholding in accordance with the foregoing provisions are also required in case a power of attorney is issued. This does not exclude any granting of powers of attorney after the registration has occurred.

Rights of shareholders pursuant to section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG

Supplements to the agenda at the request of a minority according to section 278 (3) AktG in connection with section 122 (2) AktG

Shareholders whose total combined shares amount to the twentieth part of the registered share capital or the proportionate amount of the share capital of EUR 500,000 (that is equivalent to 500,000 non-par value shares), can request, according to section 278 (3) AktG in connection with section 122 (2) AktG, that items be placed on the agenda and notice thereof be given. For each new item, reasons or a draft resolution must be attached.

Supplemental requests must be received by the Company at least 30 days prior to the Meeting in writing. The day of receipt and the day of the General Meeting are not included in that calculation. Therefore, the last possible date for receipt is 15 April 2019 (24:00 hours CEST). Supplemental requests received after that date cannot be taken into account.

Applicants must provide evidence that they hold the minimum quantity of shares for at least ninety days prior to the day of the receipt of the supplemental request and that they hold the shares until the General Partner’s decision on the supplemental request (section 278 (3) AktG in connection with section 122 (2), (1) sentence 3 AktG).

We ask shareholders to submit any supplemental requests to the following address:

Fresenius Medical Care AG & Co. KGaA

Die persönlich haftende Gesellschafterin

Fresenius Medical Care Management AG

– Vorstand –

Else-Kröner-Straße 1

61352 Bad Homburg v. d. H.

Germany

Motions and proposals for election by shareholders according to section 278 (3) AktG in connection with sections 126 (1), 127 AktG

Prior to the General Meeting shareholders may send countermotions to the Company regarding proposals made by the General Partner and the Supervisory Board pertaining to a specific item on the agenda. Shareholders may also submit proposals for the election of the auditors and the members of the Supervisory Board. Reasons must be given for countermotions. For proposals for election, however, no reasons need to be given.

Countermotions and proposals for election to be made accessible that have been received at the address mentioned below at least 14 days prior to the General Meeting, the day of receipt and the day of the General Meeting not being included in the calculation, i.e. 1 May 2019 (24:00 hours CEST) at the latest, will be made available on the Company’s website to the other shareholders, including the name of the shareholder and any reasons given at www.freseniusmedicalcare.com/en/agm/.

Any comments of the management will also be published under this internet address.

Countermotions and proposals for election are to be sent only to

Fresenius Medical Care AG & Co. KGaA

— Investor Relations —

Else-Kröner-Straße 1

61352 Bad Homburg v. d. H.

Germany

Telefax: + 49 (0)6172 609-2301

E-Mail: hauptversammlung@fmc-ag.com

Countermotions and proposals for election sent to any other address cannot be taken into account.

Countermotions and reasons given do not need to be made accessible under the prerequisites set out in section 126 (2) sentence 1 AktG. According to section 126 (2) sentence 2 AktG, the reasons for a countermotion also do not need to be made accessible if they amount to more than 5,000 characters in total. Section 126 AktG applies analogously to the proposal of a shareholder for the election of the auditors pursuant to section 127 AktG.

Proposals for the election of the auditors and members of the Supervisory Board according to section 127 AktG will moreover only be made accessible if they contain the name, the profession exercised and the residential address of the proposed person or the name and registered office of the proposed legal entity. A proposal for the election of members of the Supervisory Board must include information on their membership in other supervisory boards whose establishment is required by law; information on their membership in comparable domestic and foreign controlling bodies of economic enterprises should be included.

Shareholders’ information rights according to section 278 (3) AktG in connection with section 131 (1) AktG

Information on the affairs of the Company including the legal and business relationships with affiliated enterprises and on the situation of the group and the enterprises included in the consolidated group financial statements is to be given by the General Partner to every shareholder upon the latter’s request in the General Meeting. This only applies to the extent the information is necessary for a proper evaluation of the item on the agenda.

Further explanations on the rights of the shareholders under section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG

Further explanations on the rights of the shareholders under section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG are available on the Company’s website at www.freseniusmedicalcare.com/en/agm/.

Availability of documents

The following documents and the further information to be made available pursuant to section 278 (3) AktG in connection with section 124a AktG are also available on the Company’s website at www.freseniusmedicalcare.com/en/agm/:

1)             the annual financial statements and consolidated group financial statements approved by the Supervisory Board for fiscal year 2018;

2)             the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group for fiscal year 2018 including the non-financial declaration for the group;

3)             the report by the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2018;

4)             the report by the General Partner on the information pursuant to sections 289a (1), 315a (1) HGB;

5)             the General Partner’s proposal on the allocation of distributable profit; and

6)             the annual report for the Fresenius Medical Care Group for fiscal year 2018 which contains the Report on Corporate Governance including the Remuneration Report as well as the Declaration on Corporate Governance for fiscal year 2018.

These documents will also be made available at the General Meeting of the Company.

From the day of the convening of the General Meeting, the aforementioned documents are available for inspection by shareholders in the offices of the Company, Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. H., Germany.

Audio and video broadcast

The Chairman of the General Meeting may order to broadcast the speech of the Chairman of the Management Board of the General Partner in sound and vision on the day of the General Meeting. In this case, it can be followed live on the Company’s website under www.freseniusmedicalcare.com/en/agm/.

Hof an der Saale, April 2019

Fresenius Medical Care AG & Co. KGaA
The General Partner

Fresenius Medical Care Management AG
The Management Board

INFORMATION FOR HOLDERS OF AMERICAN DEPOSITARY RECEIPTS REGARDING THE ANNUAL GENERAL MEETING

ISIN: US3580291066 // CUSIP: 358029106

Holders of ADRs will generally submit their voting instructions to The Bank of New York Mellon Corporation, which, in its capacity as Depositary Bank, will try, as far as practically possible, to exercise the voting rights subject to German law and the provisions of the Articles of Association and according to the instructions provided by the holders of ADRs. Guidelines as to the exercise of voting rights by means of “Proxy Voting” can be found in the materials of the Annual General Meeting, which will be sent to the holders of ADRs. Voting instructions must be received by The Bank of New York Mellon Corporation by 8 May 2019 (prior to 5:00 p.m. New York Time) at the latest.

Should, on an exceptional basis, a holder of ADRs wish to exercise voting rights in person at the Annual General Meeting, The Bank of New York Mellon Corporation will try on a best efforts basis to provide holders of ADRs with this possibility. However, due to the considerable amount of time required, an exercise of voting rights in person may not be guaranteed in all instances.

The custodian banks are advised of the separate publications in the German Wertpapier-Mitteilungen.

Hof an der Saale, April 2019

Fresenius Medical Care AG & Co. KGaA
The General Partner

Fresenius Medical Care Management AG
The Management Board

PRIVACY NOTICE

1.              Controller, categories of processed data and purposes of data processing

Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. H., Germany (the “Company”), e-mail ir@fmc-ag.com, processes personal data (in particular name, first name, address, e-mail address, number of shares, type of ownership of shares, number of the admission ticket, and voting, or, as the case may be, name, first name and address of a proxy authorized by the respective shareholder) as controller in accordance with applicable data protection laws to enable shareholders to participate in the General Meeting and to exercise their rights in the course of the General Meeting. If shareholders or proxies contact the Company, the Company also processes the personal data necessary to respond to any requests (for example the contact data provided by the shareholder or proxies, such as e-mail address or telephone number). If applicable, the Company also processes personal data relating to motions, questions, election proposals and requests of shareholders or proxies in the context of the General Meeting.

2.              Legal basis for data processing

The legal basis for the processing are Art. 6 (1) sentence 1 lit. c) as well as Art. 6 (1) sentence 1 lit. f) of the General Data Protection Regulation (“GDPR”).

3.              Categories of recipients of personal data, data sources and retention period

The Company and, respectively, the service providers of the Company that are engaged in connection with the General Meeting receive the personal data of the shareholders or proxies from the registration office, which receives the data either from the shareholders or proxies themselves or from the depositary banks of the shareholders. The service providers engaged by the Company receive only personal data from the Company that are required to provide the requested services, and process data only based on instructions by the Company. Additional personal data relating to motions, questions, election proposals and requests of shareholders or proxies may also be collected at the General Meeting. In addition, personal data will be made available to shareholders and proxies in connection with the General Meeting within the framework of statutory provisions, namely via the list of participants. The personal data will be stored by the Company in accordance with legal obligations and for the avoidance of potential liability risks and will be deleted afterwards.

4.              Rights of data subjects and contact details of the data protection officer

In accordance with the statutory provisions, shareholders and proxies are at any time entitled as data subjects to exercise their rights of access, of rectification, of restriction, of objection and of erasure regarding the processing of their personal data and are also entitled to exercise their right to data portability in accordance with chapter III of the GDPR. Shareholders and proxies can assert these rights towards the Company free of charge via the contact details indicated above or directly vis-à-vis the data protection officer: Fresenius Medical Care AG & Co. KGaA, Mr. Giovanni Brugugnone, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. H., Germany, e-mail: Datenschutzbeauftragter@fmc-ag.com. In addition, shareholders have the right to lodge a complaint with a supervisory authority pursuant to Art. 77 GDPR.

Fresenius Medical Care AG & Co. KGaA

Investor Relations & Corporate Communications

Else-Kröner-Straße 1

61352 Bad Homburg v.d.H.

Germany

T + 49 6172 609 25 25

F + 49 6172 609 23 01

hauptversammlung@fmc-ag.com

www.freseniusmedicalcare.com